Exhibit 4.8a

WARRANT MODIFICATION AND CLARIFICATION AGREEMENT

This Warrant Modification and Clarification Agreement (this “Agreement”) is by and between Endexx Corporation, a Nevada corporation formerly known as CBD Unlimited, Inc. (the “Company”), and Apollo Capital Corp., a Florida corporation (“Apollo”) and as is effective as of this 31st day of March, 2021 (the “Effective Date”).

WHEREAS, the Company granted a series of eight Common Stock Purchase Warrants1 to Apollo;

WHEREAS, the cash exercise prices of certain of the Warrants may be ambiguous and the parties desire to clarify the cash exercise prices of each of the Warrants in the manner set forth herein;

WHEREAS, certain events have occurred since the date that the Warrants were granted that have resulted in the parties desiring to extend the expiry date of each of the Warrants as set forth herein;

NOW, THEREFORE, in consideration of these presents and for such other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties intending to be legally bound hereby, agree as follows:

1.	The modified expiry date of each of the Warrants shall be extended by three (3) years from their respective, current expiry dates.

2.	The per-share cash exercise price(s) for each of the Warrants shall be clarified to be as set forth in footnote 1 to this Agreement.

3.	Endexx represents and warrants to Apollo that each of the Warrants constitutes an outstanding warrant of Endexx validly granted to and in favor of Apollo for its purchase (or that of its assigns) of up to that number of shares of common stock of Endexx as set forth therein and in footnote 1 to this Agreement.

[1]	No. 2018 – 001 initial exercise date: February 1, 2019; current expiry date: February 1, 2023; exercisable for up to 1,250,000 shares of common stock; cash exercise prices: $0.055 per share for the first 750,000 shares and $0.075 per share for the remaining 500,000 shares: $0.06 per share; cashless exercise provisions are now included as provided in Section 4 of this Agreement;

No. 2018 – 002 initial exercise date: June 5, 2019; current expiry date: June 5, 2023; exercisable for up to 4,500,000 shares of common stock; cash exercise price: $0.06 per share; cashless exercise provisions are now included as provided in Section 4 of this Agreement;

No. 2019 – 001 initial exercise date: July 7, 2019; current expiry date: July 7, 2023; exercisable for up to 3,000,000 shares of common stock; cash exercise price: $0.07 per share; cashless exercise provisions are now included as provided in Section 4 of this Agreement;

No. 2019 – 002 initial exercise date: August 12, 2019; current expiry date: August 12, 2023; exercisable for up to 3,250,000 shares of common stock; cash exercise prices: $0.075 per share for the first 1,625,000 shares and $0.10 per share for the second 1,625,000 shares; cashless exercise provisions included;

No. 2019 – 003 initial exercise date: August 1, 2019; current expiry date: August 1, 2023; exercisable for up to 2,000,000 shares of common stock; cash exercise prices: $0.25 per share for the first 1,000,000 shares and $0.35 per share for the second 1,000,000 shares; cashless exercise provisions included;

No. 2019 – 004 initial exercise date: September 15, 2019; current expiry date: September 15, 2023; exercisable for up to 2,500,000 shares of common stock; cash exercise price: $0.125 per share; cashless exercise provisions included;

No. 2019 – 005 initial exercise date: October 5, 2019; current expiry date: October 5, 2023; exercisable for up to 4,300,000 shares of common stock; cash exercise price: $0.15 per share; cashless exercise provisions included; and

No. 2019 – 006 initial exercise date: February 5, 2020 current expiry date: February 5, 2024; exercisable for up to 1,200,000 shares of common stock; cash exercise price: $0.175 per share; cashless exercise provisions included (collectively, the “Warrants”).

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4.	Section 2(c) of Warrants Nos. 2018 – 001, 2018 – 002, and 2019 -001 is hereby amended in full to read as follows:

“Cashless Exercise. Notwithstanding anything contained herein to the contrary, if a registration statement covering the issuance or resale of the Warrant Shares that are the subject of the Exercise Notice (the “Exercise Notice Warrant Shares”) is not available for the issuance or resale, as applicable, of such Exercise Notice Warrant Shares, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of shares of Common Stock determined according to the following formula (a “Cashless Exercise”):

“Net Number =	(A x B) - (A x C)
B

“For purposes of the foregoing formula:

“A= the total number of shares with respect to which this Warrant is then being exercised.

“B= as applicable: (i) the Closing Sale Price of the Common Stock on the Trading Day immediately preceding the date of the applicable Exercise Notice if such Exercise Notice is (1) both executed and delivered pursuant to Section 1(c) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 1(c) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) the Bid Price of the Common Stock as of the time of the Holder’s execution of the applicable Exercise Notice if such Exercise Notice is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter pursuant to Section 1(c) hereof, or (iii) the Closing Sale Price of the Common Stock on the date of the applicable Exercise Notice if the date of such Exercise Notice is a Trading Day and such Exercise Notice is both executed and delivered pursuant to Section 1(c) hereof after the close of “regular trading hours” on such Trading Day.

“C= the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

“If Warrant Shares are issued in such a cashless exercise, the Company acknowledges and agrees that in accordance with Section 3(a)(9) of the Securities Act of 1933, as amended, the Warrant Shares shall take on the registered characteristics of the portion of this Warrant being exercised, and the holding period of the portion of this Warrant being exercised may be tacked on to the holding period of the Warrant Shares. The Company agrees not to take any position contrary to this Section 2(c).

“Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c).”

5.	Except as set forth in this Agreement, no other terms or conditions of the Warrants have been modified, clarified or otherwise amended or changed and each of the Warrants remains in full force and effect in accordance with its terms as modified or clarified by this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

ENDEXX CORPORATION

By:
Todd Davis
President and Chief Executive Officer

APOLLO CAPITAL CORP.

By:
Yohan Naraine
Chief Executive Officer

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